Exhibit 99.1

SIGMA LITHIUM CO-CHAIRS CONCLAVE AT SAUDI ARABIA’S FII SUMMIT IN BRAZIL; HOSTS DELEGATION FROM THE WHARTON SCHOOL AT ITS GREENTECH PLANT IN VALE DO JEQUITINHONHA

FUTURE INVESTMENTS INITIATIVES

•	Sigma Lithium was honored to join a delegation from Saudi Arabia, the President of Brazil, the Governor and Mayor of Rio de Janeiro and business leaders at Saudi Arabia’s Future Investments Initiatives Priority Summit held in Rio de Janeiro, ahead of the 2024 G20 summit in Brazil.

•	Under the theme "Invest in Dignity,” Saudi Arabia's first flagship summit in Brazil explored investing in the energy transition, technology, and how social inclusion can build a global order that prioritizes dignity for all.

•	Sigma Lithium’s Vice President of Institutional Relationships and Government Affairs, Ligia Pinto, co-chaired a discussion conclave with Saudi Aramco on “Transforming Foundations Beyond Energy: The Imperative of Materials Transition” and joined the CEO of Vale and the President and CTO of Lilac Solutions in a discussion about the “Geoeconomics of Mining & Critical Resources.”

o	Sigma Lithium shared its sustainability journey on a topic that is at the core of the Company’s purpose and ethos: improving the lives of the people of Brazil’s Jequitinhonha Valley, where its operations are based.

WHARTON

•	Sigma Lithium also hosted a delegation of professors from the Wharton School of the University of Pennsylvania at its industrial site in Brazil’s Vale do Jequitinhonha in Minas Gerais.

o	The tour provided a concrete experience of Brazil's burgeoning role in the global lithium industry and the energy transition and an opportunity to learn more about the production of Sigma Lithium’s Quintuple Zero Green Lithium.

São Paulo, Brazil – (June 19, 2024) – Sigma Lithium Corporation (“Sigma Lithium” or the “Company”) (NASDAQ: SGML, BVMF: S2GM34, TSXV: SGML), a leading global lithium producer dedicated to powering the next generation of electric vehicles with carbon neutral, socially and environmentally sustainable lithium concentrate, was honored to join the Saudi Arabian delegation, the President of Brazil, the Governor and Mayor of Rio de Janeiro and several prominent business leaders at Saudi Arabia’s Future Investments Initiatives Priority Summit held in Rio de Janeiro, ahead of the 2024 G20 summit in Brazil.

FII: INVEST IN DIGNITY

Under the theme "Invest in Dignity,” Saudi Arabia's first flagship summit in Brazil explored investing in the energy transition, technology, and how social inclusion can build a global order that prioritizes dignity for all.

Sigma Lithium’s Vice President of Institutional Relationships and Government Affairs, Ligia Pinto, Co-Chaired with Saudi Aramco the Conclave “Transforming Foundations Beyond Energy: The Imperative of Materials Transition.”

Sigma Lithium shared its sustainability journey on a topic that is at the core of the company’s purpose and ethos: improving the lives of the people of Brazil’s Jequitinhonha Valley, where its operations are based.

| 1

“Invest in Dignity” is a theme that’s close to Sigma Lithium’s founding principles and to the people of Brazil’s Jequitinhonha Valley, where Sigma Lithium’s operations are based. Formerly one of the country’s poorest regions, the valley’s economy is now growing by 20% a year, a result of the creation of over 14,000 jobs, billions of reals in planned investments and Sigma Lithium’s social inclusion programs (microcredit and family agriculture support, amongst Brazil’s largest).

“We delivered to the world a new lithium project in the Brazilian way, socially and environmentally sustainable,” Pinto said.

Pinto also spoke in the panel discussion “Geoeconomics of Mining & Critical Resources”, where she joined the CEO of Vale, the President and CTO of Lilac Solutions (a U.S.-based designer and builder of lithium extraction solutions backed by Gates Ventures) and Jose Luis Manzano, (President of Argentina’s Integra Capital). Here, she stressed that “the world ought to ponder putting aside geoeconomic rivalries to achieve a just and inclusive energy transition that collectively accelerates tackling climate change”.

“Brazilians should be proud of Sigma because it has brought worldwide good practices to the lithium industry,” said Jose Luis Manzano, President of Argentina’s Integra Capital.

“At Sigma Lithium we are enablers,” Pinto said. “We're shipping a new product to the world, the Quintuple Zero Green Lithium, which has superior technical qualities and embodies the environmentally sustainable just transition as it is produced in line with the ethos of electric vehicles. We are here to supply every supply chain focused on these attributes, in all countries."

“A stark reminder of the urgency of tackling climate change for humanity is demonstrated by Brazil’s recent tragic experience with the floods in the south of the country, leaving hundreds of thousands Brazilians displaced from their homes” She added.

WHARTON

Sigma Lithium also hosted a delegation of professors from the Wharton School of the University of Pennsylvania at its industrial site in Brazil’s Vale do Jequitinhonha in Minas Gerais.

Following the Wharton Global Forum, which was hosted in São Paulo this year, the tour provided a concrete experience of Brazil's burgeoning role in the global lithium industry and the energy transition and an opportunity to learn more about the production of Sigma Lithium’s Quintuple Zero Green Lithium (zero carbon, zero usage of potable water, zero tailing dams, zero dirty power, zero toxic chemicals).

The senior group of professors visited Sigma Lithium’s integrated mining and processing facilities at Araçuaí and met some of the more than 700 female entrepreneurs who have participated in Sigma’s microcredit program.

ABOUT SIGMA LITHIUM

Sigma Lithium (NASDAQ: SGML, TSXV: SGML, BVMF: S2GM34) is a leading global lithium producer dedicated to powering the next generation of electric vehicle batteries with carbon neutral, socially and environmentally sustainable chemical-grade lithium concentrate.

Sigma Lithium operates at the forefront of environmental and social sustainability in the EV battery materials supply chain and is currently producing Quintuple Zero Green Lithium concentrate from its Grota do Cirilo Project in Brazil. Phase 1 of the project entered commercial production in 2Q23 and has an annual capacity of 270,000 tonnes of concentrate (36,700 LCE annually). The Company has issued a Final Investment Decision formally approving plans to nearly double capacity to 520,000 tonnes of concentrate through the addition of a Phase 2 concentrate mine and associated mine. The project produces lithium concentrate at its state-of-the-art Greentech lithium plant that uses 100% renewable energy, 100% recycled water and 100% dry-stacked tailings.

| 2

Please refer to the Company’s National Instrument 43-101 technical report titled “Grota do Cirilo Lithium Project Araçuaí and Itinga Regions, Minas Gerais, Brazil, Amended and Restated Technical Report” issued March 19, 2024, which was prepared for Sigma Lithium by Homero Delboni Jr., MAusIMM, Promon Engenharia; Marc-Antoine Laporte, P.Geo, SGS Canada Inc; Jarrett Quinn, P.Eng., Primero Group Americas; Porfirio Cabaleiro Rodriguez, (MEng), FAIG, GE21 Consultoria Mineral; and William van Breugel, P.Eng (the “Updated Technical Report”). The Updated Technical Report is filed on SEDAR and is also available on the Company’s website.

For more information about Sigma Lithium, visit https://www.sigmalithiumresources.com/

FOR ADDITIONAL INFORMATION PLEASE CONTACT

Matthew DeYoe, EVP Corporate Affairs & Strategic Development

+1 (201) 819-0303
matthew.deyoe@sigmalithium.com.br

Daniel Abdo, Director, Investor Relations

+55 11 2985-0089

daniel.abdo@sigmalithium.com.br

Sigma Lithium

Sigma Lithium
@sigmalithium
@SigmaLithium

FORWARD-LOOKING STATEMENTS

This news release includes certain "forward-looking information" under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to timing and costs related to the general business and operational outlook of the Company, the environmental footprint of tailings and positive ecosystem impact relating thereto, donation and upcycling of tailings, timing and quantities relating to tailings and Green Lithium, achievements and projections relating to the Zero Tailings strategy, achievement of ramp-up volumes, production estimates and the operational status of the Groto do Cirilo Project, and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations or developments that the Company believes, expects or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions; the stable and supportive legislative, regulatory and community environment in Brazil; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to operate its mineral projects including that the Company will not experience any materials or equipment shortages, any labour or service provider outages or delays or any technical issues. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedar.com.

| 3

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

| 4